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                             September 27, 2023

       Morgan Brown
       Chief Financial Officer
       Clene Inc.
       6550 South Millrock Drive, Suite G50
       Salt Lake City, UT 84121

                                                        Re: Clene Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2023
                                                            File No. 333-274651

       Dear Morgan Brown:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed September 22, 2023

       General

   1. In relation to the 3,000,000 shares of common stock underlying a warrant issued as part of an amendment to a loan
and security agreement between you and Avenue Venture
                                                        Opportunities Fund,
L.P. (the "Warrant"), please tell us your basis for registering the offering of these
shares on a primary basis. In this regard, we note that the Warrant was issued pursuant to
Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D
                                                        promulgated thereunder
and is exercisable within one year. Please consider the rationale set out in Securities
Act Sections C&DI Questions 139.08, 239.15, and 103.04.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Morgan Brown
Clene Inc.
September 27, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameMorgan Brown
                                                           Division of
Corporation Finance
Comapany NameClene Inc.
                                                           Office of Life
Sciences
September 27, 2023 Page 2
cc:       Tom McAleavey
FirstName LastName